SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of: May 2002

                             World Heart Corporation
               (Exact name of registrant as specified in charter)

                                       N/A
                 (Translation of registrant's name into English)

                                     Ontario
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X     Form 40-F
                                       -----             -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes      No   X
                                       ----    -----




If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

This Form 6-K consists of the following:

Exhibit 1. Audited financial statements of World Heart Corporation for the year ended December 31, 2001.



Exhibit 2. Management's Discussion and Analysis of Financial Condition and
           Results of Operations of World Heart Corporation for the year ended December 31, 2001.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       World Heart Corporation


     Date: May 8, 2002                 By: /s/ Ian W. Malone
                                           -----------------------
                                           Name:  Ian W. Malone
                                           Title: Vice President Finance and
                                                    Chief Financial Officer

EXHIBIT 1



















     WORLD HEART CORPORATION

     Financial Statements
     December 31, 2001

Management's Statement of Responsibility

Management is responsible for the preparation of the consolidated financial statements and all other information in the annual report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reflect management's best estimates and judgments. The financial information presented elsewhere in the annual report is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information. Consistent with the concept of reasonable assurance, the Corporation recognizes that the relative cost of maintaining these controls should not exceed their expected benefits.

The Audit Committee, which is comprised of independent directors, reviews the financial statements, considers the report of the external auditors, assesses the adequacy of the Corporation's internal controls, and recommends to the Board of Directors the independent auditors for appointment by the shareholders. The financial statements were reviewed by the Audit Committee and approved by the Board of Directors.

The consolidated financial statements were audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders.

/s/  Roderick M. Bryden                     /s/  Ian W. Malone

Roderick M. Bryden                          Ian W. Malone
President                                   Chief Financial Officer



Auditors' Report to the Shareholders of World Heart Corporation

We have audited the consolidated balance sheets of World Heart Corporation as at December 31, 2001 and 2000, and the consolidated statements of loss, shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in both Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.


/s/  PricewaterhouseCoopers LLP

Pricewaterhouse Coopers LLP
Chartered Accountants
Ottawa, Canada
February 1, 2002

WORLD HEART CORPORATION
Consolidated Balance Sheets
(Canadian Dollars)

-------------------------------------------------------------------------------------------------------------

                                                                December 31,         December 31,
                                                                        2001                 2000
-------------------------------------------------------------------------------------------------------------
 ASSETS

 Current assets
  Cash and cash equivalents (note 2)                           $15,345,159            23,624,549
  Short-term investments (note 2)                                6,881,300            22,696,677
  Accounts receivable and other (net of
      allowance for doubtful accounts of $81,800,
      1999 - $100,912) (note 13)                                 4,041,966             2,515,373
  Tax credit receivable (note 3)                                 2,770,000                     -
  Prepaid expenses                                                 698,376               690,122
  Inventory (note 4)                                             8,117,621             9,966,873
                                                              ----------------------------------
                                                                37,854,422            59,493,594
 Cash pledged as collateral for capital lease (note 15)                  -               226,316
 Capital assets (note 5)                                         5,293,824             6,263,544
 Goodwill and other intangible assets (note 6)                  34,734,872            49,941,394
                                                              ----------------------------------

                                                               $77,883,118          $115,924,848
                                                              ==================================

 LIABILITIES AND SHAREHOLDERS' EQUITY

 Current liabilities
  Accounts payable and accrued liabilities (note 13)           $ 9,514,115             6,522,676
  Accrued compensation                                           1,979,902             1,792,925
  Current portion of capital lease (note 15)                       162,487               150,933
                                                              ----------------------------------
                                                                11,656,504             8,466,534
 Future income taxes (note 11)                                           -             4,828,672
 Preferred shares (note 8)                                      65,684,726            55,211,759
 Capital lease obligation (note 15)                                 63,829               226,316
                                                              ----------------------------------
                                                                77,405,059            68,733,281
                                                              ----------------------------------

 Contingencies and commitments (note 14)

 Shareholders' equity
 Common stock
  Issued and outstanding - 14,943,127 common shares
     (2000 - 15,117,427 common shares) (note 9)                 72,902,159            73,752,739
 Special warrants and rights (note 9)                           18,306,665                     -
 Contributed surplus (note 9)                                   38,885,336            36,951,336
 Accumulated deficit                                          (129,616,101)          (63,512,508)
                                                              -----------------------------------
                                                                   478,059            47,191,567
                                                              -----------------------------------


                                                               $77,883,118           $115,924,848
                                                              ===================================

 Signed on behalf of the Board of Directors
  Original signed by Roderick M. Bryden and Ian Malone


/s/ Roderick M. Bryden                    /s/ Ian W. Malone
----------------------                    --------------------
Director                                  Director



       (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Loss
(Canadian Dollars)




                                             Year ended         Year ended             Year ended
                                           December 31,        December 31,           December 31,
                                                   2001               2000                   1999
-------------------------------------------------------------------------------------------------------

Revenue                                   $8,252,624           $  4,674,485           $            -
                                        ---------------------------------------------------------------

Cost of goods sold
   Direct materials and labour            (3,925,702)            (2,443,610)                       -
   Overhead and other                     (4,361,356)            (4,825,735)                       -
                                        ---------------------------------------------------------------

                                          (8,287,058)            (7,269,345)                       -
                                        ---------------------------------------------------------------


Gross margin                                 (34,434)            (2,594,860)                       -
                                        ---------------------------------------------------------------



Expenses
   Selling, general and administrative   (13,258,320)            (6,760,277)              (5,629,074)
   Research and development              (33,594,623)           (18,395,885)             (13,034,576)
   Amortization of intangibles           (15,209,647)            (7,491,865)                  (8,000)
                                        ---------------------------------------------------------------
                                         (62,062,590)           (32,648,027)             (18,671,650)
                                        ---------------------------------------------------------------


Loss before the undernoted               (62,097,024)           (35,242,887)             (18,671,650)

Other income (expenses)
   Foreign exchange gain (loss)           (2,913,150)               (16,686)                  58,948
   Investment income                       1,209,125              2,380,983                1,169,961
   Interest expense                       (6,853,763)            (3,049,792)                       -
                                        ---------------------------------------------------------------

Loss before income taxes                 (70,654,812)           (35,928,382)             (17,442,741)

Recovery of future income taxes (note 11)  4,988,244              5,542,960                        -
                                        ---------------------------------------------------------------

Net loss for the year                   $(65,666,568)          $(30,385,422)          $  (17,442,741)
                                        ===============================================================



Weighted average number of common
  shares outstanding (note 10)            15,069,229             14,878,625               13,463,943
                                        ===============================================================

Basic and diluted loss per common share  $     (4.36)          $      (2.04)          $       (1.30)
                                        ===============================================================




    (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

CAPTION>



                                                             Common Stock           Special Warrants and Rights
                                                       Number           Amount          Number         Amount
---------------------------------------------------------------------------------------------------------------------
Balance as at December 31, 1998                      12,243,000     $ 30,347,768              -      $       -

Share issues
 Public offering                                      1,780,548       26,548,107              -              -
 Common shares through exercise of options                4,794           42,411              -              -
 Common shares through exercise of warrants             122,197          800,510              -              -

Net loss for the year ended December 31, 1999                 -                -              -              -
                                               ----------------------------------------------------------------------

Balance as at December 31, 1999                      14,150,539       57,738,796              -              -

Value of conversion right attached to
preferred shares (note 8)                                     -                -              -              -
Share issues
 Public offering                                        850,000       15,132,742              -              -
 Common shares through exercise of options               12,282          116,147              -              -
 Common shares through exercise of warrants             104,606          765,054              -              -

Net loss for the year ended December 31, 2000                 -                -              -              -
                                               ----------------------------------------------------------------------

Balance as at December 31, 2000                      15,117,427       73,752,739              -              -
Special warrants issued through private
  placements                                                  -                -      3,027,000     14,886,649
Rights issued through private placement                       -                -        637,000      3,420,016
Warrants issued in connection with government
  grant (note 7)                                              -                -              -              -
Stock options issued for services                             -                -              -              -
Warrants issued for services                                  -                -              -              -
Expired warrants                                              -                -              -              -
Share repurchase                                       (174,300)        (850,580)             -              -
Net loss for the year ended December 31, 2001                 -                -              -              -
                                               ----------------------------------------------------------------------

Balance as at December 31, 2001                      14,943,127     $ 72,902,159      3,664,000   $ 18,306,665
                                               ======================================================================



                                                                   Warrants,
                                                  Warrants         Options
                                                  and Options    and Contributed    Accumulated     Shareholders'
                                                     Number           Surplus        Deficit            Equity
-----------------------------------------------------------------------------------------------------------------
Balance as at December 31, 1998                         519,300    $       -       $(15,684,345)  $ 14,663,423

Share issues
 Public offering                                              -            -                  -     26,548,107
 Common shares through exercise of options                    -            -                  -         42,411
 Common shares through exercise of warrants            (147,749)           -                  -        800,510

Net loss for the year ended December 31, 1999                 -            -        (17,442,741)   (17,442,741)
                                             --------------------------------------------------------------------

Balance as at December 31, 1999                         371,551            -        (33,127,086)    24,611,710

Value of conversion right attached to
preferred shares (note 8)                                     -   36,951,336                  -     36,951,336
Share issues
 Public offering                                         85,000            -                  -     15,132,742
 Common shares through exercise of options                    -            -                  -        116,147
 Common shares through exercise of warrants            (112,280)           -                  -        765,054

Net loss for the year ended December 31, 2000                 -            -        (30,385,422)   (30,385,422)
                                             --------------------------------------------------------------------

Balance as at December 31, 2000                         344,271   36,951,336        (63,512,508)    47,191,567
Special warrants issued through private
  placements                                            157,490            -                  -     14,886,649
Rights issued through private placement                       -            -                  -      3,420,016
Warrants issued in connection with government
  grant (note 7)                                        650,000    1,200,000                  -      1,200,000
Stock options issued for services                        34,243      197,000                  -        197,000
Warrants issued for services                            130,000      537,000                  -        537,000
Expired warrants                                       (224,271)           -                  -              -
Share repurchase                                              -            -           (437,025)    (1,287,605)
Net loss for the year ended December 31, 2001                 -            -        (65,666,568)   (65,666,568)
                                             --------------------------------------------------------------------

Balance as at December 31, 2001                  $    1,091,733 $ 38,885,336     $ (129,616,101)   $   478,059
                                             ====================================================================




(The accompanying notes are an integral part of these consolidated financial statements.)


WORLD HEART CORPORATION
Consolidated Statements of Cash Flow
(Canadian Dollars)


----------------------------------------------------------------------------------------------------------------------------
                                                                        Year ended          Year ended           Year ended
                                                                      December 31,        December 31,         December 31,
                                                                              2001                2000                 1999
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN)

Operating activities
      Net loss for the year                                      $ (65,666,568)       $ (30,385,422)      $    (17,442,741)
      Items not involving cash -
         Amortization and depreciation                              17,339,528            8,702,580                346,938
         Interest on preferred shares                                6,853,763            3,049,792                      -
         Recovery of future income taxes                            (4,988,244)          (5,542,960)                     -
         Exchange loss on preferred shares                            3,047,835             531,035                      -
         Expenses paid by issuance of options                           734,000                   -                      -
      Net change in operating components of working                   2,056,797           2,021,194                458,493
        capital (note 16)                                        -------------------------------------------------------------
                                                                    (40,622,889)        (21,623,781)           (16,637,310)
                                                                 --------------------------------------------------------------

Investing activities
      Purchase of short-term investments                             (7,381,300)        (90,093,497)           (28,301,236)
      Redemption of short-term investments                           23,196,677          81,077,529             23,191,626
      Payment of expenses relating to the Novacor acquisition                 -          (1,684,689)                     -
      Purchase of capital assets                                     (1,205,121)           (902,398)              (246,620)
      Reduction in collateral pledged for capital lease                 226,316             150,931                140,197
                                                                 --------------------------------------------------------------
                                                                     14,836,572         (11,452,124)            (5,216,033)
                                                                 --------------------------------------------------------------

Financing activities
      Capital lease repayments                                         (150,933)           (140,195)              (130,227)
      Issuance of common shares and/or special
        warrants through public offering                             16,654,418          15,331,875             27,616,299
      Payment of expenses relating to the issue of
          common shares and/or special warrants                      (1,690,672)           (199,133)            (1,068,192)
      Issuance of preferred shares                                            -          29,612,000                      -
      Investment by third party in subsidiary                         3,465,501                   -                      -
      Repurchase of common shares                                    (1,287,605)                  -                      -
      Issuance of common shares through exercise of options                   -             116,147                 42,411
      Issuance of common shares through exercise of warrants                  -             765,054                800,510
                                                                 --------------------------------------------------------------
                                                                     16,990,709          45,485,748             27,260,801
                                                                 --------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents            516,218             245,307                      -
                                                                 --------------------------------------------------------------

Increase (decrease) in cash and cash equivalents for the year        (8,279,390)         12,655,150              5,407,458
Cash and cash equivalents beginning of the year                      23,624,549          10,969,399              5,561,941
                                                                 --------------------------------------------------------------

Cash and cash equivalents end of the year                        $   15,345,159      $   23,624,549       $     10,969,399
                                                                 ==============================================================


(The accompanying notes are an integral part of these consolidated financial statements.)


1.  Significant Accounting Policies

(a) Basis of presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (GAAP), and include all assets, liabilities, revenues and expenses of World Heart Corporation (Corporation or WorldHeart) and its subsidiaries.

These principles also conform in all material respects with accounting principles generally accepted in the United States (US GAAP) except as described in Note 20.

(b) Nature of operations

The Corporation develops artificial heart technologies through operations in Oakland, California, United States and Ottawa, Ontario, Canada. WorldHeart is currently focused on two technologies, Novacor(R) LVAS (Novacor LVAS), which is currently in commercial production and the HeartSaver Ventricular Assist Device (HeartSaver), which is currently under development.

The HeartSaver is being developed from licensed artificial heart and related technologies developed by the Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation.

On July 11, 1996, with effect at April 1, 1996, the Corporation entered into a research agreement with CVD (Research Agreement) under which the Corporation agreed to fund a substantial portion of CVD's remaining research efforts relating to HeartSaver artificial heart technology, and all of the costs related to the commercialization of the technology. In exchange, the Corporation has acquired joint ownership with CVD of any technology arising from CVD's research pursuant to the Research Agreement after May 15, 1996. CVD has also granted the Corporation an exclusive twenty-five year license to market the product and certain other related technologies for an initial license fee of $200,000 and royalties of 7%.

On June 30, 2000 the Corporation acquired Edwards Novacor LLC (Novacor) from Edwards Lifesciences LLC (Edwards). As a result of this acquisition, WorldHeart manufactures and distributes the Novacor LVAS.

(c) Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(d) Cash equivalents and short-term investments

Cash equivalents are defined as highly liquid investments with maturities at acquisition of three months or less. Short-term investments are those with terms to maturity in excess of three months but less than one year. All cash equivalents and short-term investments are classified as available for sale.

(e) Inventory

Inventory of raw materials and work in progress is valued at the lower of average cost and replacement cost. Finished goods are valued at the lower of average cost and net realizable value.

(f) Investment tax credits

Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured, and are applied to reduce related costs and expenses in the year.

(g) Capital assets

Capital assets are recorded at cost. Amortization is calculated using the following rates and bases:

Furniture and fixtures                  20% declining balance
Computer equipment and software         30% declining balance
Manufacturing and research equipment    20% declining balance
Leased equipment                        Straight-line over the lease term
Leasehold improvements                  Straight-line over the lease term

The carrying value of capital assets is assessed annually and/or when factors indicating a possible impairment are present. If an impairment is determined to exist, the assets are reported at the lower of carrying value or net recoverable amount.

(h) Goodwill and other intangible assets

Goodwill and intangible assets are amortized on a straight-line basis. Goodwill is amortized over its estimated useful life of 5 years. Other intangible assets, consisting of purchased technology, patents, trademarks and other identified rights, are amortized over their legal or estimated useful lives, whichever is shorter, which generally ranges from 3 to 5 years.

The Corporation's policy is to review the carrying amounts of goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or circumstances might include a significant decline in market share, a significant decline in profits, rapid changes in technology, significant litigation or other items. In evaluating the recoverability of goodwill and other intangible assets, management's policy is to compare the carrying amounts of such assets with the undiscounted estimated future operating cash flows. In the event an impairment exists, an impairment charge would be determined by comparing the carrying amounts of the asset to the applicable undiscounted estimated future cash flows. In addition, the remaining amortization period for the impaired asset would be reassessed and revised if necessary.

(i) Income taxes

Income taxes are provided for using the liability method whereby future tax assets and liabilities are recognized using current tax rates on the difference between the financial statement carrying amounts and the respective tax basis of assets and liabilities. The Corporation provides a valuation allowance on future tax assets when it is more likely than not that such assets will not be realized.

(j) Common stock

Common stock is recorded as the net proceeds received on issuance after deducting all share issue costs.

(k) Revenue recognition

Revenue from product sales is recognized when all of the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured. The Corporation provides for returns based on prior experience.

(l) Stock-based compensation

The Corporation has a stock option plan as described in Note 9. No compensation expense is recognized when capital stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of capital stock is credited to share capital.

Stock options issued in lieu of cash to non-employees for services performed are expensed at the value of the options at the time they are issued, which is their fair value.

(m) Research and development costs

Research costs, including research performed under contract by third parties, are expensed as incurred. Development costs are also generally expensed as incurred unless such costs meet the criteria under GAAP for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product that the Corporation intends to produce and market, there must be a clearly defined market for the product and the Corporation must have the resources, or access to the resources, necessary to complete the development. The Corporation has not deferred any such development costs to date.

(n) Government assistance

Government assistance is recognized when the expenditures that qualify for assistance are made and the Corporation has complied with the conditions for the receipt of government assistance. Government assistance is applied first to reduce the carrying value of any assets and next to reduce eligible expenses incurred in the year. A liability to repay government assistance, if any, is recorded in the period when the conditions arise that cause the assistance to become repayable.

(o) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Non-monetary items and any related amortization of such items are translated at the rates of exchange in effect when the assets were acquired or obligations occurred. All other income and expense items are translated at average exchange rates prevailing during the year. Exchange gains and losses are included in net loss for the year.

Translation of the financial statements of integrated foreign operations are translated in accordance with the policies noted above.

2.  Cash and Cash Equivalents and Short-Term Investments

The Corporation's cash equivalents and short-term investments consist of highly liquid, highly rated financial instruments. These cash equivalents and short-term investments are held with four Canadian financial institutions. The Corporation has established guidelines relative to credit ratings, diversification, and terms to maturity designed to mitigate this risk and provide safety and liquidity:

                                                   2001                                2000
                                     ------------------------------------------------------------------------

                                           Cash and                             Cash and
                                               Cash        Short-term               Cash         Short-term
                                        Equivalents        Investments       Equivalents        Investments
                                     ------------------------------------------------------------------------


Cash                                   $  4,016,860         $         -     $  2,772,693        $          -

Asset backed notes held                                               -
  with financial institutions            11,328,299                           18,566,191          11,796,841

Corporate securities                              -           6,881,300        2,511,981          10,899,836
                                      ----------------------------------------------------------------------
                                         15,345,159           6,881,300       23,850,865          22,696,677

Cash pledged as collateral
  for capital lease                               -                   -         (226,316)                  -
                                      ----------------------------------------------------------------------

                                       $ 15,345,159         $ 6,881,300     $ 23,624,549        $ 22,696,677
                                      ======================================================================



3.  Tax Credit Receivable

Starting in the third quarter of fiscal 2001, the Corporation recorded an Ontario Business Research Institute (OBRI) tax credit receivable of $2,770,000. This research tax credit was applied to reduce research and development expenses during the quarter. The province of Ontario permits this refundable tax credit for scientific research and development expenditures incurred in the province as part of an eligible research institute contract. This tax credit is subject to review and acceptance by the Ontario Ministry of Finance.

4.  Inventory

                                            2001                   2000
                                    --------------------------------------------

    Raw materials                     $ 2,226,013            $ 4,614,224
    Work in progress                    3,359,268              2,742,580
    Finished goods                      2,532,340              2,610,069
                                    --------------------------------------------

                                      $ 8,117,621            $ 9,966,873
                                    ============================================

5.  Capital Assets

                                                                       2001
                                                 -------------------------------------------------------------
                                                                              Accumulated            Net Book
                                                               Cost          Amortization               Value
                                                 -------------------------------------------------------------

    Furniture and fixtures                              $   651,794           $   264,813         $   386,981
    Computer equipment and software                       2,007,386               698,462           1,308,924
    Manufacturing and research equipment                  5,999,479             2,480,656           3,518,823
    Leasehold improvements                                  753,042               673,946              79,096
                                                 -------------------------------------------------------------

                                                        $ 9,411,701           $ 4,117,877         $ 5,293,824
                                                 =============================================================



                                                                       2000
                                                 -------------------------------------------------------------
                                                                              Accumulated            Net Book
                                                               Cost          Amortization               Value
                                                 -------------------------------------------------------------
    Furniture and fixtures                              $   706,579           $   173,633         $   532,946
    Computer equipment and software                       1,329,781               286,404           1,043,377
    Manufacturing and research equipment                  5,500,269             1,135,153           4,365,116
    Leasehold improvements                                  735,685               413,580             322,105
                                                 -------------------------------------------------------------

                                                        $ 8,272,314           $ 2,008,770         $ 6,263,544
                                                 =============================================================


6.  Goodwill and Other Intangible Assets

                                                                                     2001
                                                 --------------------------------------------------------------
                                                                               Accumulated            Net Book
                                                               Cost            Amortization               Value
                                                 --------------------------------------------------------------
   Purchased technology                                $ 17,043,321           $  7,853,793         $  9,189,528
   Other intangible assets                               18,454,585              9,084,760            9,369,825
   Goodwill                                              21,941,116              5,765,597           16,175,519
                                                 --------------------------------------------------------------

                                                       $ 57,439,022           $ 22,704,150         $ 34,734,872
                                                 ==============================================================


                                                                                   2000
                                                 --------------------------------------------------------------
                                                                              Accumulated            Net Book
                                                               Cost           Amortization               Value
                                                 --------------------------------------------------------------
   Purchased technology                                $ 17,043,321           $ 2,617,932         $ 14,425,389
   Other intangible assets                               18,454,585             3,050,920           15,403,665
   Goodwill                                              21,941,116             1,828,776           20,112,340
                                                 -------------------------------------------------------------

                                                       $ 57,439,022           $ 7,497,628         $ 49,941,394
                                                 =============================================================


7.  Technology Partnerships Canada Grant

On November 2, 2001, the Corporation was approved for a grant from Technology Partnerships Canada ("TPC"). The amount to be received pursuant to this grant is equal to the lesser of $9.98 million and 31.1% of the eligible costs incurred by the Corporation in connection with the prototype development and clinical trials of HeartSaverVAD. These costs are subject to review and acceptance by Industry Canada. The Corporation is required to pay TPC a royalty equal to 1% of gross revenues from the first version of HeartSaverVAD for a period of six years from commencement of commercial sales. If by the end of this period cumulative royalties have not reached $19.7 million, the royalty period will continue for a further four years, or until cumulative royalties are $19.7 million, whichever occurs first. The royalties are payable from sales of the product. As part of this agreement, TPC received warrants for 650,000 common shares of WorldHeart, exercisable until December 4, 2006 at an exercise price of $6.61 per share.

At December 31, 2001, no warrants had been exercised. The Corporation has recorded the warrants at their fair value, which is estimated to be $2.5 million.

During the quarter ended December 31, 2001, the Corporation recognized $1.2 million as receivable from TPC relating to the prototype development and clinical trials of HeartSaverVAD.

8.  Preferred Shares

(a) Authorized

Authorized preferred stock of the Corporation consists of an unlimited number of shares issuable in series.

(b) Issued

On June 30, 2000 the Corporation issued redeemable, convertible preferred shares to Edwards Lifesciences LLC (Edwards) for US$20.0 million that are convertible at Edward's option after June 30, 2006 into 1,374,570 common shares (representing a per share conversion price of US $14.55), plus additional common shares for the accumulated but unpaid dividends to the date of conversion, without payment of additional consideration. These preferred shares are non-voting except that Edwards can elect one director of the Corporation. These shares are callable for cash at the face amount plus accumulated but unpaid dividends at the Corporation's option at any time up to June 30, 2007, at which time they are mandatorily redeemable for the face amount of US$20.0 million plus accumulated dividends. Dividends accumulate at 5% per year for the first three years and 10% per year for years four through seven.

Also on June 30, 2000, World Heart Inc. issued redeemable, cumulative participating Series A preferred shares to Edwards in connection with the Corporation's acquisition of Novacor. These Series A shares are non-voting. Dividends accumulate at 4% per year on the subscription price of US$58.0 million for the first three years and accumulate at 7% per year thereafter until maturity on June 30, 2015 at which time they are mandatorily redeemable for the face amount of US$58.0 million plus accumulated dividends. Edwards is entitled to receive 25% of any dividends declared to the common shareholders of World Heart Inc. The shares are redeemable at the Corporation's option for cash plus accumulated but unpaid dividends at any time after three years. For a one-year period commencing June 30, 2002, Edwards will have the right to put the Series A shares to the Corporation in exchange for 4,981,128 of the Corporation's common shares. This conversion right is subject to dilution protection should the Corporation issue shares or options at less than fair market value. Edwards has waived such rights with respect to the Corporation's sale of Special Warrants on December 19, 2001.

The convertible preferred shares and the Series A shares (together the Preferred Shares) are accounted for in accordance with their substance and are presented in the financial statements as their debt and equity components, measured at their respective fair values at the time of issue. The debt components have been calculated at the present value of the required dividend payments discounted at 12%, being the estimated interest rate that would have been applicable to non-convertible debt at the time the Preferred Shares were issued. Interest expense is determined on the debt components as the amount necessary to increase the debt components to their face amount at maturity.

The Preferred Shares carry a preference upon liquidation of the Corporation in an amount equal to the par value plus accumulated but unpaid dividends, after which the Preferred Shares share ratably with the common shares. The equity component is shown as contributed surplus.

(c) Edwards Lifesciences Agreements

In conjunction with Edwards investment in the Preferred Shares and the Corporation's acquisition of Novacor, the Corporation has entered into a distribution agreement (the Distribution Agreement) with Edwards whereby Edwards will be the sole distributor, except in the United States, of the Corporation's heart assist and heart replacement products for a period of five years commencing July 1, 2000. As a result of the Distribution Agreement, WorldHeart is committed to paying a minimum of US$2.0 million annually to Edwards in guaranteed gross margin on sales in any year that Edwards' purchases are less than US$10.0 million. The Corporation accounts for any shortfall of the guaranteed gross margin on sales as a reduction of revenues.

During the year ended December 31, 2001, revenue included $3,622,102 (2000 - $1,961,539) resulting from sales to Edwards. The obligation accrued for the shortfall of the guaranteed gross margin on sales and included as a reduction of revenues was $833,880 (2000 - $498,576).

The Corporation has also entered into a supply agreement with Edwards whereby Edwards will be the sole supplier of certain components to the heart assist and heart replacement products of the Corporation for a period of five years commencing July 1, 2000. For the year ended December 31, 2001, purchases from Edwards for components were $ 1,050,000 (2000 - $549,325). These amounts are included in cost of goods sold.

Other purchases from Edwards for research and development materials and support and other services amounted to $881,066 (2000 - $87,347).


9.  Shareholders' Equity

Common stock

(a) Authorized

Authorized common stock of the Corporation consists of an unlimited number of shares.

(b) Issued

In May 1999, the Corporation issued 1,780,548 common shares for net proceeds of $26,548,107, after deducting issue costs of $2,830,935.

On March 17, 2000, the Corporation issued 850,000 common shares for net proceeds of $15,132,742, after deducting issue costs of $199,133.

Share Repurchase

Commencing on September 17, 2001 and ending on October 12, 2001, the Corporation purchased 174,300 of its common shares at market prices on the Nasdaq National Market (NASDAQ) for a total cost of $1,287,606. Of this total amount paid, $437,025 has been charged directly to deficit, representing a premium paid on redemption of common shares with the balance being charged to share capital.

All repurchased shares have been cancelled.

Employee Stock Option Plan

The Corporation has an employee stock option plan (ESOP). The maximum number of shares that may be reserved and set aside under options to eligible persons pursuant to the ESOP may not exceed 2,320,000 common shares. The maximum number of common shares at any time available for issuance under the ESOP, or pursuant to other outstanding options, to any one person may not exceed 2% of the common shares then issued and outstanding. The ESOP is administered by a committee appointed by the Board of Directors. The option exercise price for all options issued under the ESOP is based on the fair market value on the date of grant. The options generally vest in equal portions over either a five-year period or three-year period and must be exercised within a four-year period from each date of vesting.

During 2000, the Corporation granted to executives options outside the ESOP for 40,000 common shares. The options vest ratably over one year from the date of grant or over a three year period.

Special Warrants Offerings

On December 19, 2001, pursuant to a private placement, the Corporation issued 3,027,000 special warrants (the "Special Warrants") for net proceeds of $14,886,649 after deducting expenses of the placement of $1,761,851.

Each Special Warrant is convertible without additional consideration into one common share of the Corporation and one warrant to purchase one common share. Each warrant is exercisable at a price of $6.01 for a period of 24 months from the date the Special Warrants are exercised or are deemed to have been exercised.

The Corporation granted the Underwriters 112,280 underwriters' warrants and the US Agents 45, 210 underwriters' warrants (collectively the "Underwriters' Warrants") to acquire an aggregate of 157,490 underwriters' compensation options (the "Underwriters" Compensation Options"). Each Underwriters' Compensation Option entitles the holder to acquire one common share of the Corporation and one Underwriters' underlying warrant (the "Underwriters' underlying Warrants") at an exercise price of $6.05 per share. The Underwriters' Compensation Options are exercisable for a four-year period ending December 19, 2005. Each Underwriters' Underlying Warrant entitles the holder to acquire one common share at an exercise price of $6.01 per share at any time for a period ending 24 months from the date of issue.

On January 17, 2002, the Corporation filed a final short-form prospectus with Canadian securities regulatory authorities to qualify the 3,027,000 common shares and 3,027,000 warrants issuable upon the exercise of the Special Warrants and 157,490 Underwriters' Compensation Options upon the exercise of the Underwriters' Warrants. All of the Special Warrants were deemed to have been exercised by the holders on January 24, 2002.

Rights related to 2007262 Ontario Inc.

On December 19, 2001, WorldHeart incorporated 2007262 Ontario Inc. ("2007262") to carry out specified research and development related to the HeartSaver Implanted Controller, the HeartSaver External Controller and all the software developed to control, monitor and power the HeartSaver VAD. WorldHeart and New Generation Biotech (Equity) Fund Inc. ("NewGen"), an Ontario labour sponsored venture capital corporation, subscribed for an equal number of common shares of 2007262. Additionally, NewGen subscribed for 637,000 Series 1 preferred shares (the "Series 1 Shares") of 2007262 for net proceeds of $3,420,016 after deducting expenses of the placement of $83,484. WorldHeart sold to 2007262 certain technology in exchange for 100,000 Series 2 preferred shares (the "Series 2 Shares") of 2007262 and a promissory note in the amount of $2,000,000.

The promissory note was repaid to WorldHeart from the proceeds of the Series 1 preferred shares and the balance of the Series 1 preferred share proceeds is to be used to improve and enhance the technology transferred by WorldHeart.

NewGen may redeem the Series 1 preferred shares at any time and 2007262 may redeem the Series 1 preferred shares at any time after the earlier of the date that the remaining proceeds are expended on the research and development of the technology and March 19, 2003 ("the Earliest Redemption Date"). The redemption price of these shares is an amount equal to the fair market value at the time of redemption of 637,000 common shares and 637,000 common share purchase warrants of WorldHeart, exercisable at $6.01 per common share until December 19, 2003, (the "Redemption Amount"). The Redemption Amount may be paid at WorldHeart's option either in cash or by delivery of the 637,000 common shares and 637,000 common share purchase warrants.

WorldHeart may redeem its Series 2 preferred shares at any time and 2007262 may redeem them at any time after the Earliest Redemption Date by WorldHeart delivering to 2007262 the consideration, in cash or in kind, to fund the Series 1 preferred share Redemption Amount and 2007262 delivering to WorldHeart the technology and all improvements and enhancements. The Series 1 preferred shares are automatically redeemed if the Series 2 preferred shares are redeemed.

2007262 has been accounted for as a research and development arrangement. WorldHeart has recorded the NewGen funding as contributed surplus and the amounts expended by 2007262 from the NewGen funding as research and development expenses in the period. The unexpended balance as at December 31, 2001 of $1,465,501 has been included in cash and cash equivalents.

Warrants Issued to Technology Partnerships Canada

During the year ended December 31, 2001, the Corporation granted Technology Partnerships Canada 650,000 warrants to purchase an equivalent number of common shares of WorldHeart, exercisable until December 4, 2006 at an exercise price of $6.61 per share, as described in Note 7.

Stock Option and Warrant Activity

The following table presents the number of options and warrants outstanding and the weighted average exercise price:


                                     Employees                Non-Employees
                           ------------------------- ---------------------------
                           ------------- ----------- ------------ --------------
                                Options  Weighted        Options  Weighted      Warrants      Weighted      Total
                                      #  average              #    average             #      average
                                         exercise                 exercise                    exercise
                                            price                    price                      price
                                                $                        $                          $

Outstanding at
   December 31, 1998            243,885      8.16       12,500        6.80       519,300         9.43      775,685
Granted                         286,694     12.41       39,587       12.39             -            -      326,281
Exercised                        (4,794)     8.85            -           -      (147,749)        8.65     (152,543)
Cancelled                        (1,500)    12.00            -           -             -            -       (1,500)
Forfeited                       (29,400)    10.66       (4,000)      12.00             -            -      (33,400)
                           ------------- ----------- ------------ -------------- ------------ ------------ -----------
                           ------------- ----------- ------------ -------------- ------------ ------------ -----------

Outstanding at
   December 31, 1999            494,885     10.46       48,087       10.97       371,551         9.73      914,523
Granted                         581,693     16.77       11,500       20.50        85,000        20.40      678,193
Exercised                       (12,248)     9.45          (34)      12.65      (112,280)        7.86     (124,562)
Cancelled                      (161,000)    17.20            -           -              -           -     (161,000)
Forfeited                      (139,672)    15.25       (3,105)      12.65              -           -     (142,777)
                           ------------- ----------- ------------ -------------- ------------ ------------ -----------
                           ------------- ----------- ------------ -------------- ------------ ------------ -----------

Outstanding at
   December 31, 2000            763,658     12.99       56,448        12.82      344,271       12.98      1,164,377
Granted                         537,195     10.67       68,243        10.79      937,490        6.71      1,542,928
Exercised                             -         -            -            -            -           -              -
Cancelled                             -         -            -            -            -           -              -
Forfeited                      (133,967)    11.30       (9,256)       10.80     (224,271)      10.31      (367,494)
                           ------------- ----------- ------------ -------------- ------------ ------------ -----------
                           ------------- ----------- ------------ -------------- ------------ ------------ -----------

Outstanding at
   December 31, 2001          1,166,886     12.11       115,435       11.78    1,057,490       7.98      2,339,811
                           ------------- ----------- ------------ -------------- ------------ ------------ -----------
                           ------------- ----------- ------------ -------------- ------------ ------------ -----------




                                                                         Options
                                                                 Employees        Non-Employees            Warrants
Weighted average exercise price:
         December 31, 1999                                           10.46                10.97             9.73
         December 31, 2000                                           13.01                12.82            12.98
         December 31, 2001                                           12.13                11.78             7.98

Number of exercisable options and warrants:
         December 31, 1999                                           67,203               21,900         371,551
         December 31, 2000                                          154,279               30,404         344,271
         December 31, 2001                                          165,566               40,083       1,057,490

Range of exercise prices at December 31, 2001:
         From                                                       $  5.23               $  5.23        $  6.01
         To                                                           21.83                 21.83          20.40

Range of expiry dates at December 31, 2001:
         From                                                March 31, 2002         March 31, 2002         March 17, 2002
         To                                               November 20, 2009      February 22, 2009       December 4, 2006


The following table presents information about the outstanding options and warrants at December 31, 2001:

            Range of                            Number                Weighted average      Weighted average
           exercise price                  outstanding                  exercise price         life in years
        ---------------------- --------- ------------------ ------- ----------------------- ---------------------
        ---------------------- --------- ------------------ ------- ----------------------- ---------------------
            $   5.23 to                           949,973                       $ 6.51                   4.4
            6.80
                6.81 to 9.25                      218,737                         8.46                   2.4
                9.26 to 12.50                     648,012                        10.90                   3.9
               12.51 to 15.00                     132,824                        12.71                   3.9
               15.01 to 18.00                     288,442                        16.99                   5.5
               18.01 to 21.83                     101,823                        20.42                   1.0
                                         ------------------         ----------------------- ---------------------

                                                 2,339,811                         $ 10.16                   4.0
                                         ==================         ======================= =====================

10.  Earnings Per Share

For all of the years presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of convertible preferred shares, employee stock options and warrants. These instruments could potentially dilute basic earnings per share in the future by being converted into common shares:


                                                             Number of common shares to be issued on exercise or
                                                                                  conversion
                                                                          2001               2000            1999
                                                             ------------------ ------------------ ---------------
Convertible preferred shares                                         6,355,698          6,355,698               -
Employee stock options                                               1,282,321            820,106         542,972
Warrants, including special warrants                                 8,542,980            344,271         371,551
                                                             ------------------ ------------------ ---------------

Total potentially dilutive instruments                              16,180,999          7,520,075         914,523
                                                             ================== ================== ===============

11.  Income Taxes

The Corporation operates in several tax jurisdictions. Its income is subject to varying rates of tax and losses incurred in one jurisdiction cannot be used to offset income taxes payable in another. A reconciliation of the combined Canadian federal and provincial income tax rate with the Corporation's effective tax rate is as follows:


                                                              Year ended           Year ended          Year ended
                                                              December 31,        December 31,        December 31,
                                                                    2001                2000                1999
                                                       -------------------- ------------------- -------------------
Domestic loss                                              $ (24,291,044)       $ (16,600,519)     $ (17,442,741)
United States' loss                                          (46,202,777)         (18,796,828)                 -
                                                       -------------------- ------------------- -------------------

Loss before income taxes                                   $ (70,493,821)       $ (35,397,347)     $ (17,442,741)
                                                       ==================== =================== ===================

Expected statutory rate                                           41.74%               43.95%             44.62%
Expected recovery of income tax                            $ (29,430,000)       $ (15,557,000)    $   (7,779,000)
Effect of foreign tax rate differences                           320,000              546,000                  -
Permanent differences                                          6,210,000            1,359,000             97,000
Provincial income tax incentives                                       -             (571,000)          (352,000)
Increase in valuation allowance                               14,870,000            8,010,000          8,034,000
Effect of changes in SR&ED carryforwards                         980,000              368,000                  -
Effect of tax rate changes                                     1,170,000              283,000                  -
Effect of exchange rate differences                              892,000               19,000                  -
                                                       -------------------- ------------------- -------------------

Recovery of income taxes                                   $ (4,988,000)        $ (5,543,000)    $             -
                                                       ==================== =================== ===================

The Canadian statutory income tax rate of 41.74% is comprised of federal income tax at 28.12% and provincial income tax at 13.62%. For the year ended December 31, 2001, the recovery of income taxes relates entirely to the United States operations. For the year ended December 31, 2001, permanent differences relate primarily to imputed interest expense on the Preferred Shares and goodwill amortization for which no temporary difference arises.

The primary temporary differences affecting future taxes are approximately as follows:

                                                                                         2001                2000
                                                                            ------------------- -------------------
 Future tax assets:
     SR&ED expenditures                                                          $ 16,610,000      $   15,590,000
     Net operating losses                                                          23,780,000           9,770,000
     Investment tax credits                                                         5,170,000           4,040,000
     Share issue costs                                                              3,810,000           3,230,000
     Asset basis differences                                                        1,390,000             600,000
                                                                            ------------------- -------------------

                                                                                   50,760,000          33,230,000
     Less: valuation allowance                                                    (44,190,000)        (29,320,000)
                                                                            ------------------- -------------------

                                                                                    6,570,000           3,910,000
Future tax liabilities:
     Asset basis differences                                                       (6,570,000)         (8,740,000)
                                                                            ------------------- -------------------

Net future income tax liability                                             $               -      $    (4,830,000)
                                                                            =================== ===================


As at December 31, 2001, the Corporation has unclaimed Scientific Research and Experimental Development (SR&ED) expenditures, income tax loss carryforwards and investment tax credits. The unclaimed amounts and their expiry dates are as follows:

                                                                      2001                2000               1999
                                                        ------------------- -------------------- ------------------
SR&ED expenditures (carried forward
      without expiry)                                         $ 39,800,000        $ 35,500,000       $ 20,000,000
Income tax loss carryforwards:
     Federal (Canada)      (expire 2003-2008)                   28,300,000          14,300,000         12,000,000
     Provincial            (expire 2003-2008)                   36,800,000          25,800,000         20,000,000
     United States         (expire 2010-2015)                   32,700,000           9,600,000                  -
Investment tax credits     (expire 2006-2010)                    8,900,000           7,200,000          4,400,000


12.  Acquisition


On June 30, 2000 the Corporation acquired Novacor from Edwards for a total purchase price of approximately $62.5 million, consisting of $58.9 million Series A cumulative participating preferred shares (Series A shares) of WorldHeart Inc., plus expenses related to the transaction of $3.6 million. The acquisition was accounted for using the purchase method and, therefore, Novacor's operating results have been included in the consolidated financial statements from the date of acquisition.

The allocation of the purchase price was based on an independent valuation and was allocated among the identifiable tangible and intangible assets based on the fair market value of those assets as follows:

      Consideration given                                      $   62,485,000
                                                            -------------------

      Fair value of identifiable net assets acquired:
      Net tangible assets                                          15,519,000
      Purchased technology                                         17,043,000
      Other intangible assets                                      18,255,000
      Future income taxes                                         (10,273,000)
                                                            -------------------

                                                                   40,544,000
                                                            -------------------

      Goodwill                                                  $  21,941,000
                                                            -------------------


Purchased technology was valued using a risk adjusted cash flow model, under which future cash flows were discounted taking into account risks related to existing and future markets and an assessment of the life expectancy of the technology. Other intangible assets consist of Novacor's work force, customer base, patents and trademarks. The excess of the purchase price over the identifiable assets was allocated to goodwill.


The following table presents pro-forma financial information for the years ended December 31, 2000 and 1999 as though the acquisition of Novacor had occurred at the beginning of the year ended December 31, 1999. The pro-forma financial information has been restated to account for the change in accounting policy described in Note 18.


                                                                          Year ended              Year ended
                                                                        December 31,           December  31,
                                                                                2000                    1999
                                                                 ----------------------- ------------------------
                                                                                      (Unaudited)
     Total revenue                                                     $    9,938,000            $ 15,222,000
     Loss before income taxes                                              59,021,000              64,396,000
     Net loss for the year                                                 59,021,000              54,123,000

     Basic and diluted loss per share                                  $       (3.97)            $     (4.02)


13.  Related Party Transactions

CVD is considered a related party by virtue of the fact that the Chairman and Chief Scientific Officer of the Corporation is also the Director of CVD.

The following related party amounts are included in amounts receivable and accounts payable and accrued liabilities:


                                                         2001                   2000                  1999
                                               ---------------- ----- ---------------- ---- -----------------
      Due from CVD                                   $ 69,195             $  188,276            $  175,454
                                               ================ ===== ================ ==== =================
      Due to CVD                                   $  483,279              $ 443,089             $ 218,510
                                               ================ ===== ================ ==== =================

During the year ended December 31, 2001, the Corporation paid $1,000,000 (2000 - $1,000,000, 1999 - $7,600,000) for research and development fees to CVD under the Research Agreement described in Note 1(b). In addition, the Corporation paid $150,000 (2000 - $150,000, 1999 - $150,000) to CVD relating to the research chair under the Research Agreement.

During the year ended December 31, 2001, the Corporation incurred salary expense of $484,387 (2000 - $670,271, 1999 - $2,509,055) relating to employees that have been seconded by the Corporation to CVD. These funds were reimbursed by CVD to the Corporation.

14.  Contingencies and Commitments

(a)  Research Agreement

The Corporation's research funding to CVD under the Research Agreement described in Note 1(b) was $18.1 million for the period April 1, 1996 to December 31, 2001.

Under the Research Agreement, the Corporation has agreed to fund, to the extent reasonable (and to the extent funding is not available from other sources), any additional research and development costs incurred by CVD in connection with such product development, and to the extent reasonable, the costs of the product's commercialization. The Research Agreement provides that any funding for research and development of the HeartSaver provided by the Corporation in excess of $33.0 million will be creditable against any future CVD royalty entitlement over a period up to ten years, with interest at 8% per annum from the year in which such excess is provided. The Research Agreement stipulates that the parties will negotiate to establish payment terms for repayment of any remaining balance, provided that if agreement as to such payment terms is not reached then such remaining balance shall become due and repayable by CVD within twelve months following the end of the respective ten-year period.

The Corporation has also agreed with CVD to fund $150,000 per year for the period from July 1, 1996 to June 30, 2002 for a research chair in medical devices at the University of Ottawa Heart Institute.

(b)  Operating Leases

The Corporation is committed to minimum lease payments for office facilities and equipment as follows:

               Year ended December 31,         2002      $    733,262
                                               2003            94,244
                                               2004             5,171
                                               2005             5,171
                                               2006               431

15.  Capital Lease Obligation

In December 1997, the Corporation entered into a capital lease with a sixty-five month term with interest charged at a floating rate equal to the prevailing rate for Bankers' Acceptances plus 3%.

The Corporation has provided a $250,720 letter of credit in favour of the lessor to cover the term of the lease (2000 - $419,130, 1999 - $575,450). In the past, as collateral for this letter of credit, the Corporation pledged cash and cash equivalents (2000 - $226,316, 1999 - $377,247). The Corporation no longer pledges any amount as collateral.

The minimum lease payments, prior to any adjustment for changes in interest rates, are as follows:


               Year ended December 31,            2002      $     173,796
                                                  2003             64,923
                                                                 --------
                                                                  238,719
               Less: amount representing interest                 (12,403)
                                                                 --------

               Capital lease obligation                     $     226,316
                                                                 ========

16.  Net Change in Operating Components of Working Capital

The net change in operating components of working capital is comprised of:



                                                  Year ended          Year ended          Year ended
                                                 December 31,        December 31,        December 31,
                                                        2001                2000                1999
                                                -----------------------------------------------------

Accounts receivable and other                    $  (3,096,593)       $ (2,871,227)       $  (214,013)
Prepaid expenses                                        (8,254)           (143,723)          (110,350)
Inventory                                            1,849,252           1,580,137                   -
Accounts payable and accrued liabilities             3,125,415           2,783,026             453,468
Accrued compensation                                   186,977             672,981             329,388
                                                ------------------------------------------------------

                                                 $   2,056,797        $  2,021,194        $    458,493
                                                ======================================================

17.  Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Chief Executive Officer.

The Corporation's reportable segments are its commercial operations related to the sale of the Novacor LVAS and related components and its research and development activities focused mainly on development of the HeartSaver. On June 30, 2000, the Corporation acquired Novacor whose commercial operations now comprise the Corporation's commercial operations segment.

The accounting policies of the Corporation's operating segments are the same as those described in Note 1. The Corporation does not use a measure of segment assets to assess performance or allocate resources. As a result, segment asset information is not presented.

The following presents segmented operation results for the year ending December 31, 2001:



                                                  Commercial         Research and
                                                  Operations          Development                Total
                                                  ------------------------------------------------------

Revenue                                           $  8,252,624       $          -         $   8,252,624
                                                  ------------------------------------------------------

Cost of goods sold
     Direct materials and labour                    (3,925,702)                 -            (3,925,702)
     Overheard and other                            (4,361,356)                 -            (4,361,356)
                                                  ------------------------------------------------------
                                                    (8,287,058)                 -            (8,287,058)
                                                  ------------------------------------------------------

Gross margin                                           (34,434)                 -               (34,434)
                                                  ------------------------------------------------------
Expenses
     Selling, general and administrative            (5,824,004)        (7,434,316)          (13,258,320)
     Research and development                                -        (33,594,623)          (33,594,623)
                                                  ------------------------------------------------------

                                                    (5,824,004)       (41,028,939)          (46,852,943)
                                                  ------------------------------------------------------

Loss before the undernoted                        $ (5,858,438)     $ (41,028,939)          (46,887,377)
                                                  ==================================
   Amortization of intangibles                                                              (15,209,647)
     Other income (expenses), net                                                            (8,557,788)
     Recovery of future income taxes                                                          4,988,244
                                                                                          --------------

Net loss for the year                                                                     $ (65,666,568)
                                                                                          ==============

The following presents segment operating results for the year ending December 31, 2000:

                                               Commercial             Research and                Total
                                               Operations             Development                 Total
                                             ----------------------------------------------------------

Revenue                                      $  4,674,485                       -         $    4,674,485
                                             ------------------------------------------------------------

Cost of goods sold
     Direct materials and labour               (2,443,610)                      -            (2,443,610)
     Overheard and other                       (4,825,735)                      -            (4,825,735)
                                             ------------------------------------------------------------
                                               (7,269,345)                      -            (7,269,345)
                                             ------------------------------------------------------------

Gross margin                                   (2,594,860)                      -            (2,594,860)
                                             ------------------------------------------------------------


Expenses
     Selling, general and administrative       (1,894,622)             (4,865,655)           (6,760,277)
     Research and development                           -             (18,395,885)          (18,395,885)
                                             ------------------------------------------------------------
                                               (1,894,622)            (23,261,540)          (25,156,162)
                                             ------------------------------------------------------------
Loss before the undernoted                   $ (4,489,482)          $ (23,261,540)          (27,751,022)
                                             ===========================================
     Amortization of intangibles                                                             (7,491,865)
     Other income (expenses), net                                                              (685,495)
     Recovery of future income taxes                                                          5,542,960
                                                                                          --------------

Net loss for the year                                                                     $ (30,385,422)
                                                                                          ==============

The following presents segment operating results for the year ending December 31, 1999:


                                               Commercial                     Research and
                                               Operations                     Development                Total
                                               ----------------------------------------------------------------

Revenue                                        $                 -        $           -          $          -
                                               ----------------------------------------------------------------

Cost of goods sold
     Direct materials and labour                                 -                    -                     -
     Overheard and other                                         -                    -                     -
                                               ----------------------------------------------------------------
                                                                 -                    -                     -
                                               ----------------------------------------------------------------

Gross margin                                                     -                    -                     -
                                               ----------------------------------------------------------------

Expenses
     Selling, general and administrative                         -           (5,629,074)           (5,629,074)
     Research and development                                    -          (13,034,576)          (13,034,576)
                                               ----------------------------------------------------------------
                                                                 -          (18,663,650)          (18,663,650)
                                               ----------------------------------------------------------------
Loss before the undernoted                     $                  -       $ (18,663,650)          (18,663,650)
                                               ===========================================
     Amortization of intangibles                                                                       (8,000)
     Other income (expenses), net                                                                   1,228,909
     Recovery of future income taxes                                                                        -
                                                                                            -------------------

Net loss for the year                                                                           $ (17,442,741)
                                                                                            ===================
                                                                                            ===================

The following geographic area data includes revenue based on product shipment destination and long-lived assets based on physical location. The Corporation has a location in Canada and the United States:


                                                       For the year ended December 31,
                                   2001                             2000                              1999
                      ----------------------------------------------------------------- ---------------------------------
                         Revenue         Long-lived                       Long-lived        Revenue         Long-lived
                                          assets          Revenue           assets                            assets
                      ----------------------------------------------------------------- ---------------------------------
                       $                                                                      -
Canada                     158,974     $  1,529,433     $      93,963   $    5,241,966     $                  $ 1,009,719
United States            5,463,618       38,776,263          2,712,946      50,962,972        -                         -
Netherlands              3,463,912               -           2,366,152               -        -                         -
Less:  Edwards fee        (833,880)              -            (498,576)              -        -                         -
                      ---------------------------------------------------------------------------------------------------
                       $ 8,252,624    40,305,696        $    4,674,485   $  56,204,938     $  -               $ 1,009,719
                      ===================================================================================================

At December 31, 2001, two customers had accounts receivable balances greater than 10% of the Corporation's total accounts receivable balance. At December 31, 2000, three customers had accounts receivable balances greater than 10% of the Corporation's accounts receivable balance. During 2001, three customers accounted for 35% of the total revenue for the year. During 2000, one customer accounted for 11% of the total revenue for the year. No customer accounted for more than 10% of the total revenue in 1999.

18.  Change in Accounting Policy for Foreign Currency Translation

In November 2001, the Accounting Standards Board ("AcSB") of the Canadian Institute of Chartered Accountants ("CICA") approved amendments to CICA Handbook
Section 1650, "Foreign Currency Translation" that requires exchange gains or losses arising on the translation or settlement of a foreign currency denominated monetary item or a non-monetary item carried at market to be included in the determination of net income for the current period. Previously, unrealized translation gains and losses on non-current monetary assets and liabilities were deferred and amortized over the remaining life of the monetary item. The Corporation has adopted this new pronouncement in the quarter ended December 31, 2001 and has restated the prior period financial statements.

The effect of this restatement on the financial statements was to decrease deferred foreign exchange loss and increase net loss by $3,047,835 (2000 - $531,035, 1999 - $nil). The effect of this change is to increase basic and diluted loss per common share by $0.20 (2000 - $0.03, 1999 - $nil).

19.  Financial Instruments
     ---------------------
Financial instruments recognized in the balance sheet consist of cash and cash equivalents, short-term investments, accounts receivable and other, accounts payable and accrued liabilities, a capital lease and preferred shares. The Corporation does not hold or issue financial instruments for trading purposes.

The Corporation invests the majority of its excess cash in high-grade instruments and diversifies the concentration of cash among different financial institutions.

(a)       Fair value
          ----------
The Corporation believes that the carrying values of its financial instruments other than the capital lease and the preferred shares approximates their fair values because of their short terms to maturity. The Corporation believes that the carrying value of the capital lease obligation also approximates fair value because of its floating market rate of interest. The Corporation believes that the carrying value of the preferred shares also approximates fair value based originally on an independent valuation and that their imputed 12% rate of interest approximates market.

The Corporation claims qualified Scientific Research and Experimental Development ("SR&ED") deductions and related investment tax credits based on management's interpretation of the applicable legislation in the Income Tax Act of Canada. These claims are subject to review and acceptance by Canada Customs and Revenue Agency.

(b)      Interest rate risk
         ------------------

The Corporation is subject to interest rate risks because of the short-term to maturity of its cash equivalents and short-term investments and the floating rate nature of its capital lease.

(c)      Foreign exchange risk
         ---------------------

The Corporation enters into various foreign exchange contracts to protect the Corporation from the risk that the investments held are not adversely affected by changes in currency exchange rates. These contracts are short-term in nature. At December 31, 2000, the Corporation had outstanding a foreign exchange forward contract to sell US$4.1 million at an exchange rate of US$1 for $1.54 maturing on January 10, 2001. As at December 31, 2001, the Corporation had no outstanding foreign exchange financial instruments.

(d)      Credit risk

Financial instruments that potentially subject the Corporation to a concentration of credit risk consist of cash and accounts receivable. The Corporation has a limited number of customers, all of which operate in the health care industry. As at December 31, 2001 approximately 14% (2000 - 49%) of the accounts receivable balance was due from Edwards. The Corporation performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Corporation maintains an allowance for doubtful accounts receivable based upon the expected collectiblity of accounts receivable.

20.   United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles differ, as they affect the Corporation, for the year ended December 31, 2001 and 2000 in the following material respects from US GAAP. There were no differences in reported cash flows for the periods presented.

(a)      Balance sheets
         ---------------

                                                                        December 31, 2001   December 31, 2000
                                                                       ---------------------------------------
ASSETS
   Current assets                                                          $  37,854,422    $     59,493,594
   Cash pledged as collateral for capital lease                                        -             226,316
   Capital assets                                                              5,293,824           6,263,544
   Goodwill and other intangible assets (1)                                   30,216,648          42,188,399
                                                                       ---------------------------------------

                                                                           $  73,364,894    $    108,171,853
                                                                       =======================================

LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities                                                     $   11,656,504   $      8,466,534
   Capital lease obligation                                                        63,829            226,316
   Deferred income taxes                                                                -          5,066,840
   Obligation under a research and development arrangement (6)                  3,420,016                  -
                                                                       ---------------------------------------

                                                                               15,140,349         13,759,690
                                                                       ---------------------------------------

Preferred shares (2)                                                          105,319,402         92,671,602

Shareholders' Equity
   Common stock (4)                                                           121,565,309        122,415,889
   Special warrants and rights                                                 14,886,649                  -
   Accumulated deficit (3 & 4)                                               (183,546,815)      (120,675,328)
                                                                       ---------------------------------------

                                                                              (47,094,857)         1,740,561
                                                                       ------------------- -------------------

                                                                           $   73,364,894     $  108,171,853
                                                                       =======================================

(b) Statements of loss for the years ended December 31, 2001, 2000 and 1999
-----------------------------------------------------------------------


                                                                   Year ended          Year ended            Year ended
                                                                   December 31,        December 31,          December 31,
                                                                      2001                2000                  1999
                                                                -----------------------------------------------------------

Net loss in accordance with Canadian GAAP                         $  (65,666,568)   $  (30,385,422)       $  (17,442,741)
Adjustments to reconcile to US GAAP:
Write-off of purchased in-process research
     and development (1)                                                       -         9,036,448)                    -
Amortization of purchased in-process research and development
     (1)                                                               3,234,771           1,283,453                   -
Interest on preferred shares (2)                                       6,853,763           3,049,792                   -
Foreign exchange translation on preferred shares (2)                  (1,926,777)           (508,507)                  -
Recovery of deferred income taxes                                      3,175,957          (3,287,960)                  -
Foreign exchange translation on deferred income taxes                    112,003                   -                   -
                                                                -----------------------------------------------------------

Net loss and comprehensive loss in accordance with US GAAP           (54,216,851)        (38,885,092)        (17,442,741)
Accretion on preferred shares (2)                                     (7,071,611)         (3,080,000)                  -
                                                                -----------------------------------------------------------

Net loss applicable to common shareholders                         $ (61,288,462)      $ (41,965,092)     $  (17,442,741)
                                                                ===========================================================

Loss per common share

Weighted average number of common shares outstanding                  15,168,879          14,878,625          13,463,943
                                                                ==================  =======================================

Basic and diluted loss per common share                                  $ (4.04)           $  (2.82)           $  (1.30)
                                                                ==================  =======================================

(c)      Footnotes

(1) Under US GAAP acquired in-process research and development is required to be expensed if the related technology has not reached technological feasibility and does not have an alternative future use. Under Canadian GAAP this amount is capitalized and amortized over its useful life. This also results in a difference in the related deferred income taxes.
(2) Under US GAAP mandatorily redeemable convertible preferred shares are recorded as mezzanine financing at their fair value on the date of issue and excluded from both shareholders' equity and long-term debt. Dividends are accumulated on these shares at the average dividend rate and this amount, together with the amount necessary to accrete the fair value to the redemption price on maturity, are charged first to retained earnings; if no retained earnings, then to accumulated paid-in capital; if no accumulated paid-in capital, then to accumulated deficit. Under Canadian GAAP these shares are treated as compound instruments and divided into their debt and equity components based on their fair value at the time of issue and dividends and imputed interest related to the debt component are charged to earnings. The different presentation on the balance sheet results in a difference in exchange as, under Canadian GAAP the amount in shareholders' equity is translated at historical rates and the amount in long-term debt is translated at current rates. Under US GAAP, the full amount is translated at current rates.

(3) Under US GAAP, the difference between the issue price and initial public offering (IPO) price of shares issued within a one-year period prior to the IPO is generally accounted for as an expense and charged against earnings for the period with a corresponding and equal amount recorded as paid-in capital. This difference of $48,663,150 increased the accumulated deficit and capital stock reported for the period ended December 31, 1996 under US GAAP, with no difference reported in total shareholders' equity.
(4) Under US GAAP the Corporation's policy is to review the carrying amounts of goodwill and other intangible assets in a manner consistent with that described in note 1 (h), except that, in the event an impairment exists, an impairment charge would be determined by comparing the carrying amounts of the asset to the applicable estimated future cash flows, discounted at a risk-adjusted interest rate.
(5) Under US GAAP net loss includes depreciation and amortization relating to capital assets and goodwill and other intangible assets of $2,937,228 and $11,971,751 respectively for 2001 (2000 - $1,210,715 and $6,208,412 respectively; 1999 - $455,204 and $8,000 respectively).
(6) Under US GAAP, the obligation under the research and development arrangement is classified as a liability. Under Canadian GAAP, this amount is reflected as equity as NewGen will receive equity securities of the Corporation upon completion of the R&D arrangement.

(d)  Share based compensation
     ------------------------

The Corporation has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123). The Corporation applies Accounting Principles Board opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock option grants and accordingly, because the exercise price of employee stock options equals the market price of the underlying common shares on the date of grant, no compensation expense has been recognized for grants made during the period.

Had compensation costs been determined based on the fair value of options on the date of grant, consistent with the methodology prescribed under SFAS 123, the Corporation's net loss and loss per share would have increased to the following pro-forma amounts:



                                                           Year ended          Year ended         Year ended
                                                           December 31,        December 31,       December 31,
                                                                  2001                2000                1999
                                                      -----------------------------------------------------------
Net loss under US GAAP                                  $  (54,216,851)     $ (38,885,092)      $ (17,442,741)
Estimated share based compensation costs                    (1,612,087)          (877,224)            (430,141)
                                                      -----------------------------------------------------------

Pro forma net loss                                         (55,828,938)       (39,762,316)        (17,872,882)
Accretion on preferred shares                               (7,071,611)        (3,080,000)                  -
                                                      -----------------------------------------------------------

Net loss applicable to common shareholders              $  (62,900,549)     $ (42,842,316)      $ (17,872,882)
                                                      ===========================================================

Pro forma basic loss per share                                 ($4.15)            ($2.88)              ($1.33)
                                                      ===========================================================


The weighted average fair value of the options issued during the year ended December 31, 2001 was $3.70 (2000 - $7.52, 1999 - $8.67). This fair value of each option granted during 2001, 2000 and 1999 is estimated on the date of the grant using the Black-Scholes model with the following weighted average assumptions:




                                      2001       2000        1999
                                      ----------------------------

Expected option life, in years          7          7           7
Volatility                             75%        75%        66.6%
Risk free interest rate                 6%         6%           5%
Dividend yield                         Nil        Nil          Nil

(e)  New accounting pronouncements

In July 2001, the Canadian Institute of Chartered Accountants ("CICA") issued
Section 1581 "Business Combinations"" which replaces Section 1580 "Business Combinations," and requires all business combinations to use the purchase method of accounting, and Section 3062 "Goodwill and Other Intangible Assets", which requires intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful life. The new Sections are consistent with those recently issued by the Financial Accounting Standards Board (FASB) in the United States. For the Corporation these pronouncements will be effective for the fiscal year beginning January 1, 2002 and will be applied prospectively. The Corporation is evaluating the effect of this pronouncement on the financial statements.

In November 2001, the CICA issued Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The new Section requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees be accounted for using a fair value-based method of accounting. The Section also requires enterprises to account for stock appreciation rights ("SARs") and similar awards to be settled in cash by measuring, on an ongoing basis, the amount by which the quoted market price exceeds the option price. The new Section encourages, but does not require, the use of the fair value-based method to account for all other stock-based transactions with employees. The new
Section is based on FASB Statement No. 123, Accounting for Stock-based Compensation, which is one of the two US standards covering stock-based compensation arrangements in that country. For the Corporation this pronouncement will be effective for the fiscal year beginning January 1, 2002 and will apply to awards granted on or after that date.

In December 2001, the CICA issued AcG 13 - "Hedging Relationships" ("AcG 13"). The guideline presents the view of the Canadian Accounting Standards Board on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline is effective for all fiscal years beginning on or after January 1, 2002, which is the fiscal year beginning December 1, 2002 for the Corporation. The Corporation does not believe that the adoption of this guideline will have a material impact on its results of operations or financial position, as it does not apply hedge accounting.

EXHIBIT 2


World Heart Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The following discussion explains material changes in the Corporation's financial condition and results of operations for the year ended December 31, 2001 with comparisons to the years ended December 31, 2000 and 1999. The following discussion of World Heart Corporation's results of operations and of its liquidity and capital resources should be read in conjunction with the information contained in the consolidated financial statements and related notes to the financial statements. World Heart Corporation, and its subsidiaries are collectively referred to as "WorldHeart" or the "Corporation". In this discussion, references to "dollars" or "$" or "Cdn$" are to Canadian dollars and references to "US dollars" or "US $" are to United States dollars.

The discussion contains both historical information and forward-looking information. The forward-looking information, which generally is information stated to be anticipated, expected, or projected by the Corporation, involves known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Corporation to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of new products for use in the human body, the Corporation's need for significant additional funding, the Corporation's need to establish reimbursement mechanisms and product acceptance from third-party payers, extensive government regulation of the Corporation's products, and rapid developments in technology, including developments by competitors.

Overview

WorldHeart is a global medical device company currently focused on the development and commercialization of pulsatile ventricular assist devices through operations in Oakland, California, United States and Ottawa, Ontario, Canada. WorldHeart is currently focused on two technologies, Novacor(R) LVAS (Novacor LVAS) and HeartSaverVAD(TM) (HeartSaver).

The HeartSaver is being developed from licensed artificial heart and related technologies developed by the Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation. During 1996, the Corporation entered into a research agreement with CVD under which the Corporation agreed to fund a substantial portion of CVD's remaining research efforts relating to the HeartSaver artificial heart technology, and all of the costs related to the commercialization of the technology.

On June 30, 2000, the Corporation, through World Heart Inc., a wholly owned subsidiary of World Heart Corporation, acquired the business, including assets and liabilities of Edwards Novacor LLC (Novacor) from Edwards Lifesciences LLC (Edwards). The total purchase price of the acquisition was approximately $62.5 million, which included $58.9 million of Series A cumulative participating preferred shares of World Heart Inc. The acquisition was accounted for using the purchase method with World Heart Inc.'s operating results included in the consolidated financial statements from June 30, 2000.

As a result of the acquisition, WorldHeart manufactures and distributes the Novacor LVAS. The Corporation sells this product internationally through Edwards, with the exception of the United States where the Corporation sells directly. Prior to the acquisition, the Corporation had no commercial sales.

During 2001, significant progress was made toward delivering the Corporation's key strategic objectives:

     o Extensive animal and bench testing of the HeartSaver and commencement of production in the fourth quarter of final prototypes incorporating several refinements designed to enhance performance and reliability.
     o Completing and testing of several product enhancements to the NovacorLVAS that are expected to provide increased convenience for the recipient, and result in lower overall costs for the health care system.
     o Increased clinical acceptance and sales of Novacor LVAS in the United States.
     o Accelerated enrollment in the INTrEPID clinical trial, designed to demonstrate the Novacor LVAS' effectiveness as an alternative to medical therapy.

Results of Operations

All financial information is prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and is stated in Canadian dollars.


                                                                   Consolidated results of operations

                                            Year ended         As a       Year ended       As a      Year ended
                                            December 31,       % of       December 31,     % of     December 31,
                                                   2001       revenue            2000     revenue          1999
                                         -----------------------------------------------------------------------------
Revenue                                       $8,252,624                   $4,674,485                         $  -
                                         -----------------------------------------------------------------------------

Cost of goods sold
    Direct materials and labour               (3,925,702)        48%       (2,443,610)        52%-
    Overhead and other                        (4,361,356)        53%       (4,825,735)       103%                -
                                         -----------------------------------------------------------------------------
                                               8,287,058)       101%       (7,269,345)       155%                -
                                         -----------------------------------------------------------------------------

Gross margin                                     (34,434)                  (2,594,860)                           -

Selling, general and administrative          (13,258,320)                  (6,760,277)                  (5,629,074)
Research and development                     (33,594,623)                 (18,395,885)                 (13,034,576)
Amortization of intangibles                  (15,209,647)                  (7,491,865)                      (8,000)
Interest income                                1,209,125                    2,380,983                    1,169,961
Interest expense and foreign exchange         (9,766,913)                  (3,066,478)                      58,948
Recovery of future income taxes                4,988,244                    5,542,960
                                         -----------------------------------------------------------------------------

Net loss                                    $(65,666,568)                $(30,385,422)           $     (17,442,741)
                                         =============================================================================

Revenues and cost of goods sold

Revenues for the fiscal year ended December 31, 2001 reflect commercial activities relating to Novacor LVAS for the full fiscal year. Revenues for the fiscal year ended December 31, 2000 reflect the six-month period from July 1, 2000 to December 31, 2000. As mentioned above, there were no commercial activities prior to the June 30, 2000 acquisition of Novacor. Revenues in 2001 were lower than anticipated due to delays in completing enhancements to the Novacor LVAS and a voluntary recall of ePTFE conduits due to potential for handling and use damage. Enhancements to the product as well as a re-introduction of the ePTFE inflow conduit in the first half of 2002 are expected to have a positive impact on sales, particularly in Europe.

The direct materials and labour attributable to the sales in 2001 result in a contribution margin, excluding overhead, of 53%, which is a slight improvement over the 2000 fiscal year (48%). There has been a significant decline in the overhead and other components of cost of goods sold from the prior fiscal year. As a percentage of revenues, these costs have declined from 103% in 2000 to 54% in 2001. The Corporation undertook initiatives during the year to improve the utilization of excess manufacturing capacity in its Oakland facility by using it to accommodate expanding research and development activities, primarily related to the HeartSaver. In fiscal 2000, this excess capacity was included in manufacturing overhead and, therefore, included in inventory costs and cost of sales. With the expansion of research and development activities, some of these costs are now included in research and development expenses. The gross margin is anticipated to continue to improve as the sales volume of the Novacor LVAS increases.

Revenues are net of amounts payable under a distribution agreement with Edwards in the amount of $833,880 (2000 - $498,576). The Corporation is committed to paying a minimum of US $2 million annually to Edwards in guaranteed gross margin on sales in any year that Edwards' purchases from WorldHeart are less than US $10million. The Corporation accounts for any shortfall of the guaranteed gross margin as a reduction of revenues.

The Corporation reports commercial activities and research activities as operating segments. There have been no revenues or costs of goods sold as a result of research activities since inception of the Corporation. Of the commercial activities, approximately 60% of revenues were generated in the United States (52% in 2000) with the balance in Europe and Canada.

Selling, general and administrative

Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, accounting, marketing, and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for the 2001 fiscal year increased 96% from the prior year. Approximately 50% of this increase relates to increasing the awareness of the Corporation and its products. A further 27% of this increase is due to there being six months of activity relating to the

Oakland operation during 2000 compared to 12 months of activity in 2001. Other factors include an increase in the cost of managing the expanded organization.

The increase in expenses in 2000 from 1999 was related primarily to administrative activities in supporting the Novacor LVAS including marketing, finance and human resource activities. The company purchased Novacor in June of 2000 and, as a result, the 2000 figures have 6 months of selling, general and administrative activities relating to the Novacor LVAS.

The Corporation will continue to increase its marketing and promotional activity as enhancements to the Novacor LVAS are introduced during the first half of 2002 and as the HeartSaverVAD approaches clinical trails.

Research and development

Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, configuration of equipment, trial expenses, regulatory affairs and quality control with respect to prototype development.

During the year, the Corporation received a favourable ruling in respect of its eligibility for a refundable tax credit that relates to research and development expenditures made in the period from May 1997 to September 30, 2001 and management concluded that collection was now probable, therefore, this amount was recorded as receivable. The tax credit has been applied against research expenses for the 2001 fiscal year. The claim is currently being audited. Of the total amount accrued of $2.77 million, $150,000 relates to the 2001 fiscal year and $2.62 million relates to the 1997 through 2000 fiscal years.

Research and development expenses increased by 83% from 2000 after recognizing the above noted refundable tax credit of approximately $2.8 million in 2001. Excluding this credit, research and development expenses for the year were approximately $36.5 million, an increase of 98% over the $18.4 million expended in the 2000 fiscal year. A significant portion of the increase relates to there only being six months of activity relating to the Oakland operation in the 2000 fiscal year. The increase is also the result of expenses relating to the INTrEPID trial for Novacor LVAS (alternate to medical therapy in the United States), research activities undertaken to further the development of HeartSaver and commencement of formal pre-clinical trials of HeartSaver. As previously discussed, the Corporation also improved the utilization of excess manufacturing capacity in the Oakland facility to accommodate expanding research and development activities. As a result of this expansion in research and development activities in the Oakland operation, focused mainly on the HeartSaver, a higher proportion of overhead costs have been allocated to these activities.

Research and development expenses increased by 41% in 2000 from 1999. A significant portion of this increase was the result of the research activities undertaken by World Heart Inc. to further the development of HeartSaver. In addition, the Corporation continued its in vivo tests of HeartSaver and increased the production of systems for the series of pre-clinical trials that were conducted in the first half of 2001.

Research and development expenditures relating to the HeartSaver will be focused on the remaining technical issues and both preclinical and clinical trials in 2002. With respect to the Novacor LVAS, focus will be on completing and introducing certain product enhancements, reintroducing the ePTFE conduit in Europe and restarting a clinical trial in the United States for this conduit, as well as the completion of the current Novacor LVAS United States clinical trial, named INTrEPID, for alternative to medical therapy use of the Novacor LVAS . Research activities related to the next generation of HeartSaver (HeartSaver II) are also expected to commence in the 2002 fiscal year. Research and development expenditures in general are not expected to increase in 2002. Increases in expenditures relating to the above-noted activities will be offset by reductions in expenditures on the current HeartSaver and, accordingly, significant net incremental research and development expenditures are not anticipated.

With respect to the HeartSaver, it is anticipated that CVD will direct the conduct of formal pre-clinical and clinical trials under contract with WorldHeart. In addition, CVD will participate in research and development for WorldHeart in developing the next generation of HeartSaver and other technologies.

Amortization of intangibles

During 2000, as a result of the acquisition of Novacor from Edwards for a total purchase price of approximately $62.5 million, the consolidated financial statements reflected a significant increase in intangible assets. The resulting amortization for the 2001 fiscal and 2000 fiscal year were $15.2 million and $7.5 million respectively. The 2000 fiscal year reflects six months of amortization from June 30, 2000, the date of acquisition. The intangible assets are amortized on a straight-line basis and will continue to result in significant annual expenses. Goodwill was being amortized over its estimated useful life of 5 years. Other intangible assets, consisting of purchased technology, patents, trademarks and other identified rights, are amortized over their legal or estimated useful lives, whichever is shorter, which range from 3 to 5 years. Due to changes in accounting pronouncements (Canadian Institute of Chartered Accountants Section 3062 "Goodwill and Other Intangible Assets"), which will be adopted by the Corporation in its fiscal year beginning January 1, 2002, it is expected that amortization will be significantly reduced in the future as goodwill and indefinite life intangibles will no longer be amortized. However, they will be subject to impairment testing on adoption and annually thereafter.

Interest income

Interest income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments.

Interest income in 2001 decreased 49% from 2000. This is due to lower average cash equivalent and short-term investment balances during the year and a lower interest rate environment compared to prior years. Although the Corporation completed a successful special warrants offering for net proceeds of $14,886,649 and benefited from the investment by a third party into a research and development entity in the amount of $3.4 million, these events did not happen until December 2001 and, as a result, the Corporation earned very little income on these funds in the year.

Interest income in 2000 increased 104% over 1999 due to the receipt of net proceeds of over $15 million from an equity issue in March 2000 and the proceeds from the issuance of convertible preferred shares for US$20 million to Edwards in June 2000.

Other expenses

Other expenses include gains and losses on foreign exchange and interest expense on the convertible preferred shares.

The preferred shares are being accounted for in accordance with their substance and are presented in the financial statements as their debt and equity components measured at their respective fair values at the time of issue. The debt components have been calculated as the present value of the interest payments discounted at 12%, approximating the interest rate that would have been applicable to non-convertible debt at the time the preferred shares were issued. Interest expense is determined on the debt components as the amount necessary to increase the debt component to its face amount at maturity. Total interest expense for the 2001 fiscal year was approximately $6.9 million. The corresponding amount for the 2000 fiscal year, which included six months of interest, was approximately $3 million.

In November 2001, the Accounting Standards Board ("AcSB") of the Canadian Institute of Chartered Accountants ("CICA") approved amendments to CICA Handbook
Section 1650, "Foreign Currency Translation" that requires exchange gains or losses arising on the translation or settlement of a foreign currency denominated monetary or non-monetary item carried at market to be included in the determination of net income for the period. Previously, unrealized translation gains and losses on non-current monetary assets and liabilities were deferred and amortized over the remaining life of the monetary item. The Corporation has adopted this new pronouncement in the quarter ended December 31, 2001 and has restated the prior period financial statements to give retroactive effect to this change in accounting standards. The effect of this restatement on the financial statements was to decrease deferred foreign exchange loss and increase net loss by $3,047,835 (2000 - $531,035, 1999 - $nil).

Recovery of future income taxes

The Corporation has recognized future income tax recovery amounts on the losses incurred in the United States. For the 2001 and 2000 fiscal years these amounts were $5.0 million and $5.5 million, respectively. This recovery is calculated as 41.05% of the net loss of World Heart Inc. The Canadian operations have both operating loss carryforwards and scientific research and experimental development expenditure carryforwards available to offset future income taxes. The benefit of these carryforwards has not been recorded in the financial statements.





Capital Expenditures


                                       Year ended                  Year ended                   Year ended
                                     December 31,                December 31,                 December 31,
                                             2001                        2000                         1999
Capital expenditures                   $1,205,121                    $902,398                     $246,620
                               ------------------          ------------------            ------------------


Capital expenditures increased slightly in 2001. Expenditures during the year were primarily for office equipment, computer and systems equipment, manufacturing equipment and testing equipment related to pre-clinical and clinical trials.

No significant or unusual capital expenditures were made during 2000 or 1999.

At December 31, 2001, WorldHeart occupied three locations. The main Ottawa location comprises 22,755 square feet of manufacturing and office space with a lease that is being renewed on an annual basis on terms consistent with prior years. There is a satellite office in Ottawa with approximately 4,700 square feet and a lease that expires in December 2003. The third location is in Oakland with two buildings and approximately 40,000 square feet of manufacturing and office space. The Oakland leases expire on April 30, 2002; the Corporation is currently negotiating to assume these leases and to extend the term.


Employees

The Corporation is committed to employing qualified personnel with appropriate expertise in its research and development and its business operations. At December 31, 2001, the Corporation employed 252 full-time staff and consultants.

In addition to these staff members, there are approximately 58 clinical and professional staff and volunteers, affiliated with CVD, involved in delivering the HeartSaver project.


Market Risk

The following summarizes the Corporation's investment instruments entered into for other than trading purposes at December 31, 2001.



                                         Total       Rate Range          Maturity Dates
Cash equivalents
Short-term asset backed notes
                                      $11,328,299    1.9% to 2.28%       January 4, 2002 to February 21, 2002
Short-term investments
Corporate securities                   $6,881,300    1.78% to 3.08%      June 15, 2002 to September 24, 2003


Market risk is mitigated by close adherence to an established investment policy, which has been approved by the Board of Directors. The policy sets conservative criteria with respect to liquidity and counter-party diversification. Management believes the Corporation is not significantly exposed to capital risk as the portfolio consists of high quality instruments that are short term in nature and are well diversified. There exists modest income exposure to a decline in interest rates. This is not significant due to the short terms to maturity of the instruments held.

Liquidity and Capital Resources

Since inception, the Corporation has financed its operations largely through public and private securities issues. New funding in 2001 resulted in issuing 3,027,000 special warrants through a private placement for net proceeds of $14.9 million. Each special warrant was convertible into one common share and one warrant to purchase a common share. Subsequent to year end the special warrants were converted. In addition, during 2001 the Corporation and New Generation Biotec (Equity) Fund ("NewGen"), an Ontario labour sponsored venture capital investment fund, subscribed for an equal number of common shares of 2007262 Ontario Inc. ("2007262"). In return for preferred shares and a promissory note in the amount of $2.0 million, the Corporation transferred certain technology and assets to 2007262. The promissory note was paid to the Corporation prior to year end and the remainder of the cash is to be used to fund research and development activities. NewGen purchased preferred shares in 2007262 for gross proceeds of $3.5 million. The Corporation consolidated 2007262 Ontario Inc. into its results for the year ended December 31, 2001.

In 2000, the Corporation issued 850,000 common shares for net proceeds of $15 million and as part of the Novacor acquisition, the Corporation issued convertible preferred shares for US$20 million. The preferred shares are convertible at US$14.55 into 1,374,570 common shares, plus additional common shares for the accumulated but unpaid dividends to the date of conversion. Also during 2000, 12,282 shares were issued for $116,147 upon the exercise of stock options issued under the Employee Stock Option Plan. Additionally, during 2000, common shares were issued for $765,054 to underwriters of previous equity issues who exercised a portion of their compensation warrants.

At December 31, 2001, the Corporation had working capital of $26.2 million (2000
- $51.0 million). The Corporation had cash, cash equivalents and short-term investments of $22.2 million (2000 - $46.5 million). In 2000, $226,316 was pledged as collateral for the capital lease arrangement; there is no longer cash pledged with respect to this lease arrangement. The decrease in working capital is due to lower cash equivalent and short-term investment balances at year end, which is the result of expenditures being higher in 2001 and less funding being raised during the year than in 2000.

The Corporation does not expect the expenditures for 2002 to exceed what was expended in 2001. Sources of short term funding include: sales of the Novacor LVAS, funding from the Canadian Federal Government under the Technology Partnerships Canada program, and an amount receivable from the Province of Ontario under the Ontario Business Research Institute Tax Credit program.


The Corporation's obligations and commitments to make payments are as follows.



                                                               Payments Due by Period

---------------------------------- ----- ------------- ------------- -------------- ------------ ------------
Contractual Obligations                         Total   Less than 1        1 - 3       4 - 5       After 5
                                                               year        years       years         years
---------------------------------- ----- ------------- ------------- -------------- ------------ ------------
Capital Lease Obligations                   $ 238,899   $   173,976    $    64,923   $        -       $    -
---------------------------------- ----- ------------- ------------- -------------- ------------ ------------
Operating Leases                              838,279       733,262         99,415        5,602            -
---------------------------------- ----- ------------- ------------- -------------- ------------ ------------
Guaranteed Distribution Fees       (1)      8,000,000     2,000,000      4,000,000    2,000,000            -
---------------------------------- ----- ------------- ------------- -------------- ------------ ------------


(1) These amounts relate to the US $2 million minimum gross profit guarantee under the distribution agreement with Edwards . US $2 million per year is the maximum exposure; the shortfall offset against revenue in 2001 was US $547,369 (2000 - US $332,074). The 2001 shortfall includes an accrual for 2002 in the amount of $318,000; no amounts have been accrued for years subsequent to 2002.




                                                    Amount of Commitment Expiration Per Period
--------------------------------------------------- ---------------------------------------------------------
Other Commercial Commitments                     Total   Less than 1    1 - 3       4 - 5        After 5
                                               Amounts          year    years       years          years
                                             Committed
------------------------------------- -- -------------- ------------- ------------ ------------ -------------
Standby Letters of Credit                     $250,720      $250,720
------------------------------------- -- -------------- ------------- ------------ ------------ -------------


In the short term, current cash on hand along with sales of the Novacor LVAS, funding under the Technology Partnerships Canada program and a provincial tax credit receivable are anticipated to be sufficient to fund operations. Longer term, additional financing will be required prior to full commercialization of HeartSaver. The Corporation has no current arrangements with respect to sources of additional financing, and there can be no assurance that additional financing will be available to the Corporation when needed, on commercially reasonable terms, or at all. In addition, any incremental equity financing may involve substantial dilution to the Corporation's then existing shareholders. In the event the Corporation is unable to secure additional financing during the 2002 fiscal year there is a cost reduction plan in place such that the funds anticipated to be available are sufficient to fund the Corporation through the next fiscal year.

Critical Accounting Policies

The Corporation's critical accounting policies are as follows:

     o Estimating future sales to ascertain if an obligation exists under the Edwards' distribution agreement
     o    Estimating slow moving and obsolete inventory
     o    Valuation of intangible assets and goodwill
     o    Accounting for government assistance
     o    Tax credit receivable o Income taxes

Under a distribution agreement with Edwards, the Corporation is committed to paying a minimum of US $2 million to Edwards in guaranteed gross margin. The Corporation's policy is to accrue as payable the shortfall in the US $ 2 million guaranteed gross profit for the year or a future year when, based on estimated future sales to Edwards , it appears likely that the guaranteed gross profit margin will not be met. If sales to Edwards were to drop from the current estimates, the amount ultimately owed would be greater than the current estimate.

The Corporation has established reserves for slow moving inventory based on an analysis done relative to inventory items. To the extent inventory movement is not as anticipated, the current inventory reserve needed for slow moving items may be higher or lower than that reserved at December 31, 2001.

The Corporation's policy is to review the carrying amounts of goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or circumstances might include a significant decline in market share, a significant decline in profits, rapid changes in technology, significant litigation or other items. Management does not believe that events or changes in circumstances indicate that an impairment has occurred and, as a result, no impairment has been recorded.

Government assistance is recognized when the expenditures that qualify for assistance are made and the Corporation has complied with the conditions for receipt of government assistance. Government assistance is applied first to reduce the carrying value of any assets and next to reduce eligible expenses incurred in the year. A liability to repay government assistance, if any, is recorded in the period when the conditions arise that cause the assistance to become repayable. A receivable in the amount of $1.2 million was accrued at year end with respect to expenditures made during the period October 1, 2001 through December 31, 2001 under a grant from Technology Partnerships Canada. This was based on actual expenditures and labour incurred on eligible activities and a computation of eligible overhead. Subsequent to year end, the amount of the claim was revised upward to reflect an increase in the portion of overhead costs the Corporation is eligible to claim. Also subsequent to year end, the payment from Technology Partnerships Canada was received for the two-month period ended November 30, 2001 in the amount of $1,103,863 and a letter was received approving payment for the three-month claim period ended February 28, 2002 in the amount of $1,999,145.

Under the Ontario Business Research Institute tax credit program, the Corporation accrued a tax credit receivable in the amount of $2.7 million during the current year. The amount accrued was based on research payments made to CVD under a research agreement between CVD and the Corporation. This amount is currently being audited.

As part of the process of preparing the Corporation's consolidated financial statements, the Corporation is required to estimate the income taxes in each of the jurisdictions in which it operates. This process involves estimating the Corporation's current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Corporation has future income tax assets, the principal components of which are undeducted Scientific Research and Experimental Development expenditures and net operating loss carry forwards. The Corporation believes sufficient uncertainty exists regarding the realizability of these future income tax assets such that a valuation allowance has been taken on the entire amount. Assumptions regarding the realizability of these future income tax assets are revisited at each balance sheet date. Any changes in the Corporation's overall operating environment and financial performance could result in adjustments to the valuation allowance.


Other Factors

WorldHeart's business and future depends on the timely completion of the INTrEPID clinical trial of the Novacor LVAS as alternative to medical therapy and on the commercial success of HeartSaver. This success is expected to be assisted by the increased sales of Novacor LVAS. Both devices provide pulsatile blood flow and HeartSaver is designed to be fully implantable in the chest cavity. Pulsatile VADs, using pumps that are either externally placed or abdominally implanted, have been demonstrated to be effective in supporting the blood circulation of patients with failing hearts. Although Novacor LVAS has been implanted in more than 1300 patients, there can be no assurance that HeartSaver will also prove safe and effective until successful clinical trials have been completed.

Pulsatile VADs

WorldHeart has several competitors with commercially approved pulsatile VADs having pumps that are externally located or abdominally implanted. The devices developed by the Corporation's competitors are now primarily used as bridges to transplant. Some of the Corporation's existing known competitors have significantly greater financial, production and marketing resources than the Corporation. WorldHeart believes HeartSaver is the only pulsatile device that is currently at an advanced stage of development and that is fully implantable in the chest cavity.

Non-pulsatile VADs

Research and development is proceeding in several centres for non-pulsatile continuous flow assist devices. Some of these devices are currently being tested in humans. It has not been determined whether these non-pulsatile devices will be acceptable for long-term use. If proven safe and effective, and subject to regulatory approval, non-pulsatile assist devices approved for long-term use could have an adverse effect on the market for WorldHeart's devices.


Clinical Trials for HeartSaver

It is management's plan to conduct pre-clinical testing and initiate a Canadian and a European clinical trial of HeartSaver in 2002. There can be no assurance that the pre-clinical trial will be successful or that regulatory approval will be received in order to commence clinical trials during 2002 for HeartSaver.


Commercial Sales of Novacor LVAS

As noted above, sales of Novacor LVAS contribute approximately 48% of revenue to overhead and other indirect costs of producing the Novacor LVAS product. At current volumes, however, total costs of production exceed total revenues. To the extent that the Corporation falls short of meeting sales forecasts, there could be an adverse effect on the overhead absorption from sales and on the Corporation's net cash consumption.


Outlook

The Corporation expects to incur further losses from operations at least until 2004 as it progresses into the clinical phase of its HeartSaver research and development program. In addition, increased marketing and manufacturing expenses will result as WorldHeart launches its enhanced Novacor LVAS product and completes the INTrEPID clinical trial. These increases will be potentially offset by increased interest income as well as increasing revenues generated from Novacor LVAS sales and initial sales of HeartSaver after it receives regulatory approval in individual countries.


     Accounting Policies

Significant differences between GAAP in Canada and the United States are presented in Note 20 to the consolidated financial statements.